1933 ACT FILE NO.
                                                                   333-27181



                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549
                           ____________________

                                 FORM T-1

           Statement of Eligibility and Qualification under the
               Trust Indenture Act of 1939 of a Corporation
                       Designated to Act as Trustee

                          Check if an Application
                        to Determine Eligibility of
                           a Trustee Pursuant to
                         Section 305(b)(2)    [x]
                           ____________________

              FIRST TRUST OF CALIFORNIA, NATIONAL ASSOCIATION

            (Exact name of trustee as specified in its charter)

         United States                                 94-3160100

  (State of Incorporation)                (IRS Employer Identification No.)

                     550 South Hope Street, Suite 500
                      Los Angeles, California  90071

           (Address of principal executive offices and zip code)
                           ____________________

                    IRVINE APARTMENT COMMUNITIES, L.P.

            (Exact name of obligor as specified in its charter)


                                 Delaware

      (State or other jurisdiction of Incorporation or organization)

                                33-0587829
                     (IRS Employer Identification No.)


                    550 NEWPORT CENTER DRIVE, SUITE 300
                             NEWPORT BEACH, CA

                                   92660

           (Address of principal executive offices and Zip code)

                             Ingrid Soderholm
              First Trust of California, National Association
                       550 S. Hope Street, Suite 500
                          Los Angeles, CA  90071
                              (213) 533-8755
         (Name, Address and Telephone Number of Agent for Service)

                              DEBT SECURITIES
               (all securities to be issued under indenture)

                    (Title of the indenture securities)






                                    GENERAL

1. GENERAL INFORMATION  Furnish the following information as to the trustee.

   (a) Name and address of each examining or supervising authority to which it is subject.

       Comptroller of the Currency
       Washington DC

   (b) Whether it is authorized to exercise corporate trust powers.

       Yes

2. AFFILIATIONS WITH OBLIGOR AND UNDERWRITERS If the obligor or any underwriter for the obligor is an affiliate of the trustee, describe each such affiliation.

   None

   See Note following Item 16.

   Items 3-15 are not applicable because to the best of the Trustee's knowledge the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

16. LIST OF EXHIBITS List below all exhibits filed as a part of this statement of eligibility and qualification.

    Exhibit 1 - Articles of Association of First Trust of California, National Association dated June 5, 1992. Incorporated herein by reference to Exhibit 1 filed with Form T-1 statement, Registration No. 33-50826

    Exhibit 2 - Certificate of the Comptroller of Currency as to authority of First Trust of California, National Association to commence the business of banking. Incorporated herein by reference to Exhibit 2 filed with Form T-1 Statement, Registration No.33-50826

    Exhibit 3 - Authorization of the Comptroller of Currency granting First Trust of California, National Association, the right to exercise corporate trust powers. Incorporated herein by reference to Exhibit 3 filed with Form T-1 Statement, Registration No.33-50826

    Exhibit 4 - By-Laws of First Trust of California, National Association, dated June 15, 1992. Incorporated herein by reference to Exhibit 4 filed with Form T-1 Statement, Registration No.33-50826

    Exhibit 5 - Not Applicable

    Exhibit 6 - Consent of First Trust of California, National Association required by Section 321(b) of the Act.

    Exhibit 7 - Report of Condition of First Trust of California, National Association, as of the close of business on March 31, 1997 published pursuant to law or the requirements of its supervising or examining authority.

                                   NOTE

The answers to this statement insofar as such answers relate to what persons have been underwriters for any securities of the obligor within three years prior to the date of filing this statement, or what persons are owners of 10% or more of the voting securities of the obligor, or affiliates, are based upon information furnished to the trustee by the obligor. While the trustee has no reason to doubt the accuracy of any such information, it cannot accept any responsibility therefor.

                                 SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, First Trust of California, National Association, an Association organized and existing under the laws of the United States, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Los Angeles and State of California on the 6th day of August, 1997.


                                         FIRST TRUST OF CALIFORNIA, NATIONAL
                                           ASSOCIATION


                                         By: Ingrid Soderholm
                                           ------------------
                                             Ingrid Soderholm
                                               Trust Officer


Attest: Linda Verstuyft
        -----------------
        Linda Verstuyft
        Vice President